                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No.....)*


                            Scotsman Industries, Inc.
_______________________________________________________________________________
                                (Name of Issuer)


                    Common Stock, par value $.10 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                     809340
                           __________________________
                                 (CUSIP Number)


                        Robert F. Quaintance, Jr., Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                (212) 909-6000
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               June 10, 1994
_______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  809340                                         Page 2 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         EJJM
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF                        0
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON                         0
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         PN
________________________________________________________________________________

                                  SCHEDULE 13D


CUSIP No.  809340                                         Page 3 of 46 Pages






________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Onex Corporation
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         CO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 4 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Onex DHC LLC
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Wyoming
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         OO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 5 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         OMI Quebec Inc.
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Canada
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         CO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 6 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Onex Capital Corporation
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         CO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 7 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Oncap Holding Corporation
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         CO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 8 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Gerald W. Schwartz
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Canada
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 9 of 46 Pages







________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Matthew O. Diggs, Jr.
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 10 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Nancy B. Diggs
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                   SCHEDULE 13D

CUSIP No.  809340                                         Page 11 of 46 Pages







________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Timothy C. Collins
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 12 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         W. Joseph Manifold
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 13 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Charles R. McCollom
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 14 of 46 Pages







________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Anita J. Moffatt Trust u/a dated July 23, 1993
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Michigan
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         OO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 15 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Anita J. Moffatt
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                 SCHEDULE 13D

CUSIP No.  809340                                         Page 16 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Remo Panella
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Italy
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 17 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Teddy F. Reed
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /x/
                                                                       (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                          SCHEDULE 13D

CUSIP No.  809340                                         Page 18 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Robert L. Schafer
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 19 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Graham E. Tillotson
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 20 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         John A. Tilmann Trust dated July 23, 1993
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Michigan
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         OO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 21 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         John A. Tilmann
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 22 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Ronald A. Anderson
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 23 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Kevin E. McCrone

________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 24 of 46 Pages







________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Michael P. McCrone
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 25 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         The Diggs Family Foundation
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         OO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 26 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Pacific Mutual Life Insurance Company
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         California
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         CO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 27 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         PM Group Life Insurance Company
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Arizona
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         CO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.  809340                                         Page 28 of 46 Pages





________________________________________________________________________________
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Pacific Mutual Charitable Foundation
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         California
________________________________________________________________________________
                          7       SOLE VOTING POWER
 NUMBER OF
   SHARES                 --------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
  OWNED BY                        2,661,771
    EACH                  --------------------------------------------------
  REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                  --------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  2,661,771
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,661,771
________________________________________________________________________________
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         27.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         OO
________________________________________________________________________________

                                                        Page 29 of 46 Pages





                           STATEMENT ON SCHEDULE 13D


         The Reporting Persons (as defined below in Item 2) are together making this filing because they may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.


ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the common stock, $.10 par value per share (the "Common Stock"), issued by Scotsman Industries, Inc., a Delaware corporation ("Scotsman"), with principal executive offices at 775 Corporate Woods Parkway, Vernon Hills, Illinois 60061. The number of shares of Common Stock beneficially owned by the Reporting Persons includes shares of Common Stock that are issuable upon conversion of Series A $0.62 Cumulative Convertible Preferred Stock (the "Preferred Stock") issued by Scotsman and held by the Reporting Persons.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)     NAME.

         Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship or place of organization, respectively, of the persons filing this
Schedule 13D (the "Reporting Persons" and individually a "Reporting Person").

         The following persons are general partners of EJJM:

                 Matthew O. Diggs, Jr. ("Diggs")
                 Nancy B. Diggs

         The following persons are directors or executive officers of Onex Corporation ("Onex Corp.")

                 Dan C. Casey
                 Donald H. Gales
                 Serge Gouin
                 Brian M. King
                 J. William E. Mingo
                 Gerald N. Pencer

                                                        Page 30 of 46 Pages





                 J. Robert S. Prichard
                 Gerald W. Schwartz
                 R. Geoffrey P. Styles
                 Arni C. Thorsteinson
                 John S. Elder
                 Ewout R. Heersink
                 Anthony R. Melman
                 Mark L. Hilson

         The following persons are representatives of Onex DHC LLC ("Onex DHC", and together with Onex Corp. and Onex U.S. Investments, Inc., a Delaware corporation ("Onex U.S."), "Onex"):

                 Donald F. West
                 Eric J. Rosen

         The following persons are directors or executive officers of OMI Quebec Inc. ("OMI Quebec"):

                 Serge Gouin
                 Joan Riley
                 Ewout R. Heersink
                 Claude Fontaine

         The following persons are directors or executive officers of Onex Capital Corporation ("Onex Capital"):

                 Arni Thorsteinson
                 Dan C. Casey
                 Gerald W. Schwartz
                 John S. Elder
                 Ewout R. Heersink
                 Anthony R. Melman

         The following persons are directors or executive officers of Oncap Holding Corporation ("Oncap Holding"):

                 Arni Thorsteinson
                 Dan C. Casey
                 Gerald W. Schwartz
                 John S. Elder
                 Ewout R. Heersink
                 Anthony R. Melman

                                                        Page 31 of 46 Pages





         The following persons are directors of The Diggs Family Foundation:

                 Matthew O. Diggs, Jr.
                 Nancy B. Diggs
                 Elizabeth Diggs Diehl
                 Matthew O. Diggs III
                 Judith Diggs Keenan
                 Joan Diggs Townsend

         The following person is trustee of the Anita J. Moffatt Trust u/a dated July 23, 1993:

                 Anita J. Moffatt

         The following person is trustee of the John A. Tilmann Trust dated July 23, 1993:

                 John A. Tilmann

         The following persons are directors or executive officers of Pacific Mutual Life Insurance Company ("Pacific Mutual"):

                 Harry G. Bubb
                 David R. Carmichael
                 Richard M. Ferry
                 Walter B. Gerken
                 Donald E. Guinn
                 William F. Kieschnick
                 Ignacio E. Lozano, Jr.
                 Charles A. Lynch
                 Allen W. Mathies, Jr., M.D.
                 Charles D. Miller
                 Donn B. Miller
                 Susan Westerberg Prager
                 Thomas C. Sutton
                 Lawrence R. Tollenaere
                 James R. Ukropina
                 Raymond L. Watson
                 Glenn S. Schafer

         The following persons are directors or executive officers of PM Group Life Insurance Company ("PM Group"):

                 David R. Carmichael
                 William L. Ferris
                 Audrey L. Milfs
                 Glenn S. Schafer
                 Thomas C. Sutton
                 Michael Berumen

         The following persons are directors of the Pacific Mutual Charitable
Foundation:

                 Marianne Beaz
                 Marc S. Franklin
                 Brian F. Goebel
                 Robert Goldstone
                 Elaine M. Havens
                 Patricia A. Kosky
                 Robert G. Haskell
                 Thomas C. Sutton
                 Jill M. Walsh

         (b)     BUSINESS ADDRESS.

         For     EJJM
                 Diggs
                 Nancy B. Diggs
                 The Diggs Family Foundation
                 Elizabeth Diggs Diehl
                 Matthew O. Diggs III
                 Judith Diggs Keenan
                 Joan Diggs Townsend:

                 c/o The Diggs Group
                 1630 Kettering Tower
                 Dayton, Ohio 45423

         For     Onex Corp.
                 Onex Capital
                 Oncap Holding
                 Gerald W. Schwartz
                 Ewout R. Heersink
                 Anthony R. Melman
                 Mark L. Hilson:

                 Onex Corporation
                 161 Bay Street
                 49th Floor
                 Toronto, Ontario
                 Canada M5J 2S1

                                                        Page 32 of 46 Pages





         For     Dan C. Casey:

                 Creson Corporation
                 5255 Yonge Street
                 Suite 804
                 North York, Ontario
                 Canada M2N 6P4

         For     Donald H. Gales:

                 Ellesmere Brittannia
                 PO Box 1698GT, Villa 639
                 Grand Cayman Island
                 British West Indies

         For     Serge Gouin:

                 Le Groupe Videotron Ltee
                 300, avenue Viger est
                 Montreal, Quebec
                 Canada H2X 3W4

         For     Brian M. King:

                 69 Sherwood Avenue
                 Scarborough, Ontario
                 Canada M1R 1N6

         For     J. William E. Mingo:

                 Stewart McKelvey Stirling Scales
                 1959 Upper Water Street
                 10th Floor
                 Halifax, Nova Scotia
                 Canada B3J 2X2

         For     Gerald N. Pencer:

                 Cott Corporation
                 207 Queens Quay West
                 Toronto, Ontario
                 Canada M5J 1A7

         For     J. Robert S. Prichard:

                 University of Toronto
                 Kings College Circle
                 Simcoe Hall, Room 206

                                                        Page 33 of 46 Pages





                 Toronto, Ontario
                 Canada M5S 1A1

         For     R. Geoffrey P. Styles:

                 Royal Bank Plaza
                 Suite 3115, South Tower
                 Toronto, Ontario
                 Canada M5J 2J5

         For     Arni C. Thorsteinson:

                 Shelter Canadian Holdings Limited
                 2600 - 7 Evergreen Place
                 Winnipeg, Manitoba
                 Canada R3L 2T3

         For     John S. Elder:

                 Fraser & Beatty
                 1 First Canadian Place
                 42nd Floor P.O. Box 100
                 Toronto, Ontario
                 Canada M5X 1B2

         For     Onex DHC
                 Donald F. West:

                 Onex DHC LLC
                 421 Leader Street
                 Marion, Ohio 43302

         For     Eric J. Rosen
                 Timothy C. Collins ("Collins"):

                 Onex Investment Corp.
                 712 Fifth Avenue
                 40th Floor
                 New York, New York 10019

         For     OMI Quebec
                 Claude Fontaine:

                 OMI Quebec Inc.
                 1981 McGill College Avenue
                 Suite 1100
                 Montreal, Quebec
                 Canada H3A 3C1

                                                        Page 34 of 46 Pages





         For     Joan Riley:

                 616 Sanford
                 St. Lambert, Quebec
                 Canada J4P 2Y6

         For     W. Joseph Manifold
                 Charles R. McCollom
                 Anita J. Moffatt Trust u/a dated July 23, 1993
                 Anita J. Moffatt
                 Remo Panella
                 Teddy F. Reed
                 Robert L. Schafer
                 Graham E. Tillotson
                 John A. Tilmann Trust dated July 23, 1993
                 John A. Tilmann
                 Ronald A. Anderson
                 Kevin E. McCrone
                 Michael P. McCrone:

                 The Delfield Company
                 980 S. Isabella Road
                 Mt. Pleasant, MI 48858


         For     Pacific Mutual
                 Harry G. Bubb
                 David R. Carmichael
                 Walter B. Gerken
                 Glenn S. Schafer
                 Thomas C. Sutton
                 Audrey L. Milfs
                 Pacific Mutual Charitable Foundation
                 Marianne Beaz
                 Marc S. Franklin
                 Brian F. Goebel
                 Robert Goldstone
                 Elaine M. Havens
                 Patricia A. Kosky
                 Robert G. Haskell
                 Jill M. Walsh:

                 Pacific Mutual Life Insurance Company
                 700 Newport Center Drive
                 Newport Beach, CA 92660

         For     PM Group
                 William L. Ferris
                 Michael Berumen:

                 PM Group Life Insurance Company
                 17330 Brookhurst Street
                 Fountain Valley, CA 92708

         For     Richard M. Ferry:

                 Korn/Ferry International
                 1800 Century Park East
                 Suite 900
                 Los Angeles, CA 90067

         For     Donald E. Guinn:

                 Pacific Telesis Group
                 Pacific Telesis Center
                 130 Kearny Street, Room 3719
                 San Francisco, CA 94108

         For     William F. Kieschnick:

                 ARCO
                 515 South Flower Street, Room 5099
                 Los Angeles, CA 90071

         For     Ignacio E. Lozano, Jr.:

                 La Opinion
                 411 West Fifth Street, 12th Fl.
                 Los Angeles, CA 90013

         For     Charles A. Lynch:

                 Market Value Partners Company
                 3000 Sand Hill Road
                 #1-125
                 Menlo Park, CA 94025

         For     Allen W. Mathies, Jr., M.D.:

                 Huntington Memorial Hospital
                 100 West California Boulevard
                 Pasadena, CA 91109-7013

         For     Charles D. Miller:

                 Avery Dennison Corporation
                 150 North Orange Grove Boulevard
                 Pasadena, CA 91103

         For     Donn B. Miller:

                 Pearson-Sibert Oil Company of Texas
                 136 El Camino
                 Suite 216
                 Beverly Hills, CA 90212

         For     Susan Westerberg Prager:

                 UCLA School of Law
                 University of California at Los Angeles
                 405 Hilgard Avenue
                 Room 3374
                 Los Angeles, CA 90024-1476

         For     Lawrence R. Tollenaere:

                 Ameron, Inc.
                 Ameron Center
                 245 South Los Robles Avenue
                 8th Floor
                 Pasadena, CA 91101

         For     James R. Ukropina:

                 O'Melveny & Myers
                 400 South Hope Street
                 16th Floor
                 Los Angeles, CA 90071

         For     Raymond L. Watson

                 The Irvine Company
                 550 Newport Center Drive
                 Newport Beach, CA 92660

         (c)     PRINCIPAL BUSINESS OR OCCUPATION.

         EJJM, Onex DHC, OMI Quebec, Onex Capital and Oncap Holding are intermediate holding companies.

         Onex Corp. is a holding company for diversified industrial and other entities.

         The Diggs Family Foundation and Pacific Mutual Charitable Foundation are charitable trusts.

         Pacific Mutual and PM Group are insurance companies.

         W. Joseph Manifold, Charles R. McCollom, Anita J. Moffatt, Remo Panella, Teddy F. Reed, Robert L. Schafer, Graham E. Tillotson, John A. Tilmann, Ronald A. Anderson, Kevin E. McCrone and Michael P. McCrone are employed by The Delfield Company, a Delaware corporation ("Delfield"), which manufactures refrigerated food service equipment.

                                                        Page 35 of 46 Pages





         Collins is employed by Onex Investment Corp.

         Diggs is Chief Executive Officer of The Diggs Group, a New York general partnership providing investment banking services.

         Nancy B. Diggs is a housewife.

         Gerald W. Schwartz is Chairman of the Board, President and Chief Executive Officer of Onex Corp.

         Dan C. Casey is Chairman and Chief Executive Officer of Creson Corporation, an Ontario real estate company.

         Elizabeth Diggs Diehl is an engineer with Xerox Corporation, a New York corporation, in Rochester, New York.

         Matthew O. Diggs III is a student at the University of Cincinnati.

         Judith Diggs Keenan is a teacher and writer in Bloomfield Hills, Michigan.

         Joan Diggs Townsend is a conservationist at the National Zoo Noah's Center in Washington, D.C.

         John S. Elder is a Partner at Fraser & Beatty, a Toronto law firm.

         Claude Fontaine is a Partner at Ogilvy Renault, a Canadian law firm.

         Serge Gouin is President and Chief Operating Officer of Le Groupe Videotron Ltee, a Canadian cable television company.

         Donald H. Gales, Brian M. King and R. Geoffrey P. Styles are corporate directors.

         Ewout R. Heersink is Chief Financial Officer and a Vice-President of Onex Corp.

         Mark L. Hilson is a Vice-President of Onex Corp.

         Anthony R. Melman is a Vice-President of Onex Corp.

         J. William E. Mingo is a Partner at Stewart McKelvey Stirling Scales, a law firm in Halifax, Nova Scotia.

         Gerald N. Pencer is Chairman of the Board of Cott Corporation, a Canadian beverage company.

         J. Robert S. Prichard is President of the University of Toronto.

                                                        Page 36 of 46 Pages





         Eric J. Rosen is Managing Director of Onex Investment Corp.

         Arni C. Thorsteinson is President of Shelter Canadian Holdings Limited, a real estate company in Winnipeg, Manitoba.

         Donald F. West is a Representative of Onex DHC.

         Michael Berumen is Senior Vice-President of PM Group.

         Harry G. Bubb is Chairman Emeritus of Pacific Mutual.

         David R. Carmichael is a Senior Vice-President and General Counsel of Pacific Mutual.

         William L. Ferris is President and Chief Executive Officer of PM
Group.

         Richard M. Ferry is Chairman of Korn/Ferry International, a California corporation, which is an executive search firm.

         Walter B. Gerken is Chairman of the Executive Committee of Pacific Mutual.

         Donald E. Guinn is Chairman Emeritus of Pacific Telesis Group, a Nevada corporation, which is a communications firm.

         Robert G. Haskell is Vice-President for Public Affairs of Pacific
Mutual.

         Elaine M. Havens is a Vice-President of Pacific Mutual.

         William F. Kieschnick is President, Chief Executive Officer Emeritus and Director of ARCO, a Delaware corporation, which is an integrated oil company.

         Ignacio E. Lozano, Jr., is Chairman and Editor-in-Chief of La Opinion, a Los Angeles journalistic publication.

         Charles A. Lynch is an investor and Chairman of Market Value Partners Company, located in Menlo Park, California.

         Allen W. Mathies, Jr., M.D., is President of Huntington Memorial Hospital in Pasadena, California.

         Audrey L. Milfs is a Vice-President and Secretary of Pacific Mutual.

         Charles D. Miller is Chairman and Chief Executive Officer of Avery Dennison Corporation, a Delaware corporation, which is a manufacturer of self-adhesive products.

         Donn B. Miller is President and Chief Executive Officer of Pearson-Sibert Oil Company of Texas, an oil production company.

         Susan Westerberg Prager is Dean of the UCLA Law School.

         Glenn S. Schafer is an Executive Vice-President of Pacific Mutual.

         Thomas C. Sutton is Chairman and Chief Executive Officer of Pacific Mutual.

         Lawrence R. Tollenaere is Chairman and Chief Executive Officer of Ameron, Inc., a California corporation, which is a construction company.

         James R. Ukropina is a Partner at O'Melveny & Myers, a Los Angeles law firm.

         Raymond L. Watson is Vice Chairman of The Irvine Company, a real estate development company in Newport Beach, California.

         Marianne Beaz, Marc S. Franklin, Brian F. Goebel, Robert Goldstone, Patricia A. Kosky and Jill M. Walsh are employed by Pacific Mutual.

         (d) No person listed in Item 2 of this Statement on Schedule 13D has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No person listed in Item 2 of this Statement on Schedule 13D is or has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect of such laws.

         (f)     CITIZENSHIP.

         All natural persons listed in Item 2 of this Statement on Schedule 13D are citizens of the United States of America, except that (i) all directors and executive officers of Onex Corp., Onex Capital, Oncap Holding and OMI Quebec, as set forth in Item 2, are citizens of Canada, with the exception of Ewout R. Heersink, who is a citizen of the Netherlands, and (ii) Remo Panella is a citizen of Italy.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (1) Pursuant to an Agreement and Plan of Merger, dated as of January 11, 1994, as amended March 17, 1994 (the "DFC Merger Agreement"), by and among Scotsman, Scotsman Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Scotsman (the "Sub"), DFC Holding Corporation ("DFC"), a Delaware corporation, Delfield, a wholly-owned subsidiary of DFC, certain of the Reporting Persons (the "DFC Stockholders") and Continental Bank, N.A., the Sub merged into DFC and DFC became a wholly-owned subsidiary of Scotsman. Pursuant to the DFC Merger Agreement, the shares of DFC common stock held by the DFC Stockholders were converted into Common Stock, Preferred Stock, contingent rights to acquire additional shares of Common Stock and cash.

         (2) Diggs and Collins are Directors on the Board of Scotsman and each received 1090 shares of Common Stock on June 10, 1994 as retainer fees for their service as Directors.

                                                        Page 37 of 46 Pages





         (3) In December 1994, EJJM distributed 62,000 shares of Common Stock valued at approximately $1 million to Diggs, who then donated all of such Common Stock to The Diggs Family Foundation on December 28, 1994.

         (4) On December 19, 1994, Pacific Mutual and PM Group donated an aggregate of 157,571 shares of Common Stock to Pacific Mutual Charitable Foundation.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each Reporting Person's acquisition of Common Stock was for investment.

         (a)(1) Pursuant to the DFC Merger Agreement, the DFC Stockholders have the right to receive up to 520,260 additional shares of Common Stock, pro rata based on such DFC Stockholder's percentage ownership of DFC common stock at the time of the merger effected by the DFC Merger Agreement, with the precise number based on the extent to which the combined earnings before interest, taxes, depreciation and amortization of Delfield for the fiscal year ending December 31, 1994 and Whitlenge Drink (as defined below) for the fiscal year ending September 30, 1994 meet a specified target ("Target EBITDA").

         (2) A Share Acquisition Agreement, dated as of January 11, 1994, as amended March 17, 1994 (the "WAL Acquisition Agreement"), was executed by and among Scotsman, Whitlenge Acquisition Limited, a private company limited by shares registered in England ("WAL"), Whitlenge Drink Equipment Limited, a private company limited by shares registered in England and a wholly-owned subsidiary of WAL ("Whitlenge Drink"), certain of the Reporting Persons, Onex U.S. and other WAL stockholders (together with those certain of the Reporting Persons and Onex U.S., the "WAL Stockholders"), pursuant to which Scotsman acquired all outstanding shares of WAL stock in exchange for cash and contingent rights to acquire Common Stock. Pursuant to the WAL Acquisition Agreement, the WAL Stockholders will have the right to receive an aggregate of up to 146,740 additional shares of Common Stock, pro rata based on such WAL Stockholder's percentage ownership of WAL ordinary shares at the time of the merger effected by the DFC Merger Agreement, with the precise number based on the extent to which Target EBITDA is met.

         (3) Holders of shares of Common Stock are entitled to purchase additional shares of Common Stock under certain circumstances pursuant to a Rights Agreement, dated as of April 14, 1989, as amended January 11, 1994 (the "Rights Agreement").

         (4) All Reporting Persons employed by DFC or Delfield will be eligible as of January 1, 1995 to acquire shares of Common Stock pursuant to Delfield's 401(k) Savings and Profit Sharing Retirement Plan (the "Delfield 401(k) Plan") and any or all of those persons may receive, from time to time if granted by the Compensation Committee of the Board of Directors of Scotsman, options to acquire Common Stock pursuant to

                                                        Page 38 of 46 Pages




Scotsman's Long-Term Executive Incentive Compensation Plan (the "Scotsman Executive Stock Option Plan").

         (5) As Non-management Directors of Scotsman, Diggs and Collins may receive for their services (i) annual retainer fees of shares of Common Stock having a market value of $16,000, as determined on the day immediately preceding the date of the annual meeting of the Scotsman shareholders (the "Annual Meeting") and (ii), if either serves as chairman of the Audit, Compensation or Executive Committees of the Board of Directors, shares of Common Stock having a market value of $2,000, as determined in the same manner as the Common Stock received as annual retainer fees.

         (6) Pursuant to a Non-Employee Director Stock Option Plan (the "Director Stock Option Plan"), approved by the Scotsman Board of Directors on August 11, 1994 and subject to approval by Scotsman's stockholders at the 1995 Annual Meeting, Diggs and Collins each (i) have been granted options to purchase 2,000 shares of Common Stock, which options will vest on the day before the 1995 Annual Meeting, and (ii) will be granted on the day following each Annual Meeting an option to purchase 1,000 shares of Common Stock, which option will vest the day before the subsequent Annual Meeting. In the event that the Scotsman stockholders do not approve the Director Stock Option Plan at the 1995 Annual Meeting, the plan and any options granted thereunder will be of no force and effect.

         (b)  through (j) not applicable.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) Reference is made to Rows (11) and (13) of each Reporting Person's cover page.

         Matthew O. Diggs III holds 30 shares of Common Stock.

         None of the other persons named in Item 2 holds any Common Stock.

         (b) Reference is made to Rows (7) through (10) of each Reporting Person's cover page.

         (c)  Reference is made to Item 3(3)-(4) of this Statement on Schedule
13D.
         Pacific Mutual effected the following sales of Common Stock through a broker in the public market:

          No. of Shares            Price Per Share              Date
          -------------            ---------------            --------
             29,571                     $17.00                11/11/94
              8,824                     $18.00                11/15/94

         PM Group effected the following sales of Common Stock through a broker in the public market:

          No. of Shares            Price Per Share              Date
          -------------            ---------------            --------
              3,943                     $17.00                11/11/94
              1,176                     $18.00                11/15/94

         (d) and (e) are not applicable.

                                                        Page 39 of 46 Pages





ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (1) Reference is made to the arrangements described in Item 4(a) of this Statement to Schedule 13D.

         (2) Pursuant to a Stockholders' Agreement, dated January 11, 1994 (the "Stockholders' Agreement"), by and among the DFC Stockholders and the WAL Stockholders, each Reporting Person that held DFC stock as of the date of the Stockholders' Agreement is prohibited, for one year from the effective date of the merger contemplated by the DFC Merger Agreement, from exchanging or otherwise disposing of a number of shares of Common Stock that would reduce the value of such Reporting Person's remaining number of shares below 40% of the consideration that such Reporting Person received pursuant to the DFC Merger Agreement.

         (3) Pursuant to the Stockholders' Agreement, the Reporting Persons may not transfer any shares of Common Stock, except for transfers pursuant to an underwritten public offering or sale in the public market through a broker, unless the transferee agrees to become party to, and be bound by, the Stockholders' Agreement.

         (4) Pursuant to the Stockholders' Agreement, Onex holds a proxy from the Reporting Persons to vote all shares of Common Stock held by such Reporting Persons.

         (5) Pursuant to the DFC Merger Agreement and the WAL Acquisition Agreement, the DFC Stockholders and the WAL Stockholders have the right to request that Scotsman effect three registrations for public offering of the Common Stock held and to be held by the DFC Stockholders and the WAL Stockholders (the "Demand Registration Rights"). Pursuant to the Stockholders' Agreement, Onex holds the exclusive right to two Demand Registration Rights, subject to Pacific Mutual's non-exclusive right to one such Demand Registration Right if Onex has not exercised a Demand Registration Right by April 1, 1996, and EJJM has exclusive right to the remaining Demand Registration Right.

         (6) Pursuant to the DFC Merger Agreement and the WAL Acquisition Agreement, Collins and Diggs were appointed to the Board of Directors of Scotsman, with future designations of those two directorships to be made by the DFC Stockholders and the WAL Stockholders. The Stockholders' Agreement provides that those two directorship designations will be made one each by Onex and EJJM so long as they hold Scotsman stock. In addition, pursuant to the DFC Merger Agreement and WAL Acquisition Agreement, the DFC Stockholders and the WAL Stockholders must vote for the directorship candidates nominated by the Scotsman Board of Directors. The rights and obligations in respect of the designation of Scotsman Directors last for ten years if not renewed by agreement among Scotsman, the DFC Stockholders and the WAL Stockholders.

                                                        Page 40 of 46 Pages




         (7) Pursuant to a "standstill" provision in the DFC Merger Agreement and the WAL Acquisition Agreement, the DFC Stockholders and the WAL Stockholders may not, for a period of five years following the effective date of the merger effected by the DFC Merger Agreement, acquire additional interests in Scotsman voting securities (other than acquisitions related to such person's service as a director or officer as set forth in Item 4 of this Statement) or participate in an acquisition of, or proxy contest in respect of, Scotsman. In addition, the DFC Stockholders and the WAL Stockholders may not sell in any transaction or series of related transactions more than 500,000 shares of Common Stock unless the transferee agrees to be bound by such standstill provision.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A                -        Joint Filing Agreement

         Exhibit B                -        Power of Attorney Designating Ewout
                                           R. Heersink

         Exhibit C                -        Power of Attorney Designating
                                           Matthew O. Diggs, Jr.

         Exhibit D                -        Power of Attorney Designating W.
                                           Joseph Manifold and Kevin E. McCrone

         Exhibit E                -        DFC Merger Agreement (incorporated
                                           herein by reference to the Issuer's
                                           Form 8-K, dated January 13, 1994,
                                           File No. 0-10182), as amended March
                                           17, 1994 (incorporated herein by
                                           reference to the Issuer's Form 10-K
                                           for the fiscal year ended January 2,
                                           1994, File No. 0-10182)

         Exhibit F                -        WAL Acquisition Agreement
                                           (incorporated herein by reference to
                                           the Issuer's Form 10-K for the fiscal
                                           year ended January 2, 1994, File No.
                                           0-10182), as amended March 17, 1994
                                           (incorporated herein by reference to
                                           the Issuer's Form 10-K for the fiscal
                                           year ended January 2, 1994, File No.
                                           0-10182)

         Exhibit G                -        Rights Agreement (incorporated
                                           herein by reference to the Issuer's
                                           8-K, dated April 25 1989, File No.
                                           0-10182), as amended January 11,
                                           1994 (incorporated herein by
                                           reference to the Issuer's Amendment
                                           No. 4 to General Form for
                                           Registration of Securities on Form
                                           10/A, filed with the Commission on
                                           January 27, 1994, File No. 0-10182)

                                                        Page 41 of 46 Pages




         Exhibit H                -        Scotsman Executive Stock Option Plan
                                           (incorporated herein by reference to
                                           the Issuer's 10-Q for the quarter
                                           ended June 28, 1992, File No.
                                           0-10182)

         Exhibit I                -        Delfield 401(k) Plan (incorporated
                                           herein by reference to the Issuer's
                                           Registration Statement on Form S-8,
                                           as filed with the Commission on
                                           November 7, 1994, File No. 33-56353)

         Exhibit J                -        Director Stock Option Plan

         Exhibit K                -        Stockholders' Agreement

                                                        Page 42 of 46 Pages




SIGNATURE.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 1994


                 *                         The Diggs Family Foundation
         -------------------------
         Nancy B. Diggs

                                     By:               *
                                           ---------------------------
                                           Matthew O. Diggs, Jr.
         EJJM                              Director


   By:           *                                     *
         -------------------------         ---------------------------
         Matthew O. Diggs, Jr.             Matthew O. Diggs, Jr.


  *By:   /s/ Matthew O. Diggs, Jr.
         -------------------------
         Matthew O. Diggs, Jr.
         Attorney-in-Fact

                                                          Page 43 of 46 Pages
SIGNATURE.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 1994


                     **
         -------------------------              Onex Corporation
         Gerald W. Schwartz

                                          By:              **
                                                --------------------------
                                                Ewout R. Heersink
         Onex Capital Corporation               Vice-President


  By:               **                          Oncap Holding Corporation
         -------------------------
         Ewout R. Heersink
         Vice-President
                                          By:               **
                                                --------------------------
                                                Ewout R. Heersink
         OMI Quebec Inc.                        Vice-President


  By:            **                             Onex DHC LLC
         -------------------------
         Ewout R. Heersink
         Vice-President
                                          By:               **
                                                --------------------------
                                                Donald F. West
                                                Representative


                                        **By:   /s/ Ewout R. Heersink
                                                --------------------------
                                                Ewout R. Heersink
                                                Attorney-in-Fact

                                                           Page 44 of 46 Pages

SIGNATURE.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 1994


                    ***                                      ***
         -------------------------                 -----------------------
         Charles R. McCollom                       Graham E. Tillotson


         /s/ W. Joseph Manifold
         -------------------------                 John A. Tilmann Trust
         W. Joseph Manifold                        dated July 23, 1993

                                             By:             ***
                                                   -----------------------
         Anita J. Moffatt Trust                    John A. Tilmann
         u/a dated July 23, 1993                   Trustee

 By:                ***
         -------------------------
         Anita J. Moffatt                                    ***
         Trustee                                   -----------------------
                                                   John A. Tilmann


                    ***                                      ***
         -------------------------                 -----------------------
         Anita J. Moffatt                          Ronald A. Anderson


                    ***                                      ***
         -------------------------                 -----------------------
         Remo Panella                              Kevin E. McCrone


                    ***                                      ***
         -------------------------                 -----------------------
         Teddy F. Reed                             Michael P. McCrone


                    ***                          ***By: /s/ W. Joseph Manifold
         -------------------------                      -----------------------
         Robert L. Schafer                              W. Joseph Manifold
                                                        Attorney-in-Fact

                                                            Page 45 of 46 Pages


SIGNATURE.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 1994


                                                      /s/ Timothy C. Collins
                                                      ----------------------
                                                      Timothy C. Collins

                                                            Page 46 of 46 Pages


SIGNATURE.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 1994


         Pacific Mutual Life
         Insurance Company


By:      /s/ Elaine M. Havens
         --------------------
         Elaine M. Havens
         Vice President



         PM Group Life
         Insurance Company


By:      /s/ Audrey L. Milfs
         -------------------
         Audrey L. Milfs
         Director



         Pacific Mutual
         Charitable Foundation


By:      /s/ Elaine M. Havens
         --------------------
         Elaine M. Havens
         Director

                                EXHIBIT INDEX



         Exhibit A                -        Joint Filing Agreement

         Exhibit B                -        Power of Attorney Designating Ewout
                                           R. Heersink

         Exhibit C                -        Power of Attorney Designating
                                           Matthew O. Diggs, Jr.

         Exhibit D                -        Power of Attorney Designating W.
                                           Joseph Manifold and Kevin E. McCrone

         Exhibit E                -        DFC Merger Agreement (incorporated
                                           herein by reference to the Issuer's
                                           Form 8-K, dated January 13, 1994,
                                           File No. 0-10182), as amended March
                                           17, 1994 (incorporated herein by
                                           reference to the Issuer's Form 10-K
                                           for the fiscal year ended January 2,
                                           1994, File No. 0-10182)

         Exhibit F                -        WAL Acquisition Agreement
                                           (incorporated herein by reference to
                                           the Issuer's Form 10-K for the fiscal
                                           year ended January 2, 1994, File No.
                                           0-10182), as amended March 17, 1994
                                           (incorporated herein by reference to
                                           the Issuer's Form 10-K for the fiscal
                                           year ended January 2, 1994, File No.
                                           0-10182)

         Exhibit G                -        Rights Agreement (incorporated
                                           herein by reference to the Issuer's
                                           8-K, dated April 25 1989, File No.
                                           0-10182), as amended January 11,
                                           1994 (incorporated herein by
                                           reference to the Issuer's Amendment
                                           No. 4 to General Form for
                                           Registration of Securities on Form
                                           10/A, filed with the Commission on
                                           January 27, 1994, File No. 0-10182)

         Exhibit H                -        Scotsman Executive Stock Option Plan
                                           (incorporated herein by reference to
                                           the Issuer's 10-Q for the quarter
                                           ended June 28, 1992, File No.
                                           0-10182)

         Exhibit I                -        Delfield 401(k) Plan (incorporated
                                           herein by reference to the Issuer's
                                           Registration Statement on Form S-8,
                                           as filed with the Commission on
                                           November 7, 1994, File No. 33-56353)

         Exhibit J                -        Director Stock Option Plan

         Exhibit K                -        Stockholders' Agreement